CERTIFICATE OF QUALIFIED PERSON

Margaret Podhorski-Thomas, P.Eng.
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Phone: 604 664 3042
Fax: 604 664 3057
E-mail: margaret.podhorski@amec.com

I, Margaret Podhorski–Thomas, P.Eng. am employed as a Senior Mining Engineer with AMEC Americas Limited.

This certificate applies to the technical report entitled “Michelin Uranium Project, Labrador, Canada, NI 43-101 Technical Report on Preliminary Assessment” and dated 1 August 2009 (the “Technical Report”), prepared on behalf of Fronteer Development Group Inc.

I am a Professional Engineer registered in the Province of British Columbia (P.Eng.# 318678). I graduated from Technical University of Wroclaw in Poland in 1985 with a Masters degree in Mining Engineering.

I have practiced my profession for 15 years. I have been directly involved in engineering studies for open pit and underground development projects and have operational experience gained in Canada, Poland, Greece, Kazakhstan, and Bulgaria.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Michelin uranium project.

I am responsible for Sections 1, 2, 3, 19.1, 19.2, 19.3, 19.5, 19.6, 19.7, 19.8, 19.10, 19.11, 19.14, 19.15, 20, 21, 22, and 23 of the Technical Report.

I am independent of the Fronteer Development Group Inc. as independence is described by Section 1.4 of NI 43–101.

I have been involved with the Michelin uranium project since July 2009 as part of preparation of this Technical Report.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057	www.amec.com